                                                     REGISTRATION NO. 000-23547

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                            AMENDMENT NO. 1 TO FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                            E.COM INTERNATIONAL, INC.
              (Exact name of registrant as specified in its charter)

                Oregon                                   91-1600822
---------------------------------------      ---------------------------------
    (state or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                  Identification No.)

7737 S.W. Cirrus Drive, Beaverton, Oregon                  97008
---------------------------------------      ---------------------------------
(Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including               (503) 671-9900
area code                                    ---------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange on which each
Title of each class to be so registered         class is to be registered

            Not Applicable                            Not Applicable
---------------------------------------      ---------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, no par value
------------------------------------------------------------------------------
                               (Title of class)

                      Warrants to purchase common stock
------------------------------------------------------------------------------
                                  (Title of class)

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                                 TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Item 1.   Business............................................................1
Item 2.   Financial Information..............................................14
Item 3.   Properties.........................................................16
Item 4.   Security Ownership of Certain Beneficial Owners and Management.....16
Item 5.   Directors and Executive Officers...................................17
Item 6.   Executive Compensation.............................................18
Item 7.   Certain Relationships and Related Transactions.....................19
Item 8.   Legal Proceedings..................................................20
Item 9.   Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters....................................20
Item 10.  Recent Sales of Unregistered Securities............................20
Item 11.  Description of Registrant's Securities to be Registered............21
Item 12.  Indemnification of Directors and Officers..........................23
Item 13.  Financial Statements and Supplementary Data........................24
Item 14.  Changes in and Disagreements With Accountants or Accounting
          and Financial Disclosure...........................................24
Item 15.  Financial Statements and Exhibits..................................24

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ITEM 1.  BUSINESS

     E.Com International, Inc., an Oregon corporation established in 1996, develops, manufactures and markets integrated wireless mobile computing products for mobile computer users. The Company's Discovery I is a fully integrated smart handheld device that enables the user to send and receive wireless e-mail and faxes and access and retrieve certain information from the Internet, corporate networks and remote databases. The Company's Discovery II is a lower cost fixed memory handheld device that permits pen-based wireless messaging, e-mail and faxes. The Company's PDxpress is a mobile, compact docking station that provides integrated wireless communications capabilities and related battery management functions for certain Hewlett Packard handheld personal computers. The Company has completed development of these products and expects first commercial sales in the first quarter of 1998. E.Com's products are designed to exploit the rapid response capabilities of wireless data communications in industries with mobile employees and time-sensitive information requirements, such as field sales and service, public safety, health care, financial services and delivery and courier services.

INDUSTRY OVERVIEW

     Demand for wireless communications products, primarily cellular phones and paging and messaging devices, has exploded in recent years. At the same time, computer hardware and software in laptop, notebook and handheld computers have made significant advances in computer memory, speed, functionality and miniaturization. To date, however, the successful integration of wireless communications products with computers has been relatively slow to occur due to the complexities involved in developing and integrating (1) wireless networks over which data can be transmitted; (2) wireless network "gateways" to integrate and facilitate data communications between networks; and (3) easy to use, cost-effective wireless computing products for the end-user. The following diagram illustrates the critical components of a wireless data communications solution.

[Diagram contains four interconnected elements: (1) wireless client;
(2) wireless network; (3) wireless gateway; and (4) internet or intranet servers.]

     Most wireless networks, which have grown rapidly in recent years, were designed and optimized for voice, rather than data communications. In anticipation of growing demand for efficient wireless data communications, several radio networks were developed for data transmission and deployed by joint ventures of large computer and telecommunications firms in the United States. Two of the largest networks, ARDIS and RAM Mobile Data, were developed by joint ventures of International Business Machines Corporation ("IBM") and Motorola Inc., and BellSouth Corporation and RAM Broadcast Systems, Inc., respectively. These networks, known as "packet radio networks," operate on different frequencies from cellular phone networks and send and receive data through highly condensed "packets" of information, rather than through the continuous stream of transmissions necessary for cellular phones. As a result, packet radio networks transmit significant volumes of data in seconds (or microseconds) at a lower cost per kilobyte of data, for small to medium file sizes, than competing networks now in operation. Users can be in continuous contact on a packet radio network for an entire day, but accrue charges only when actual data packets move over the network.

     Packet radio networks have extensive geographic coverage in the United States. The ARDIS network, for example, covers the largest 425 metropolitan areas which includes more than 90% of all businesses and 80% of the total United States population. The packet radio networks were designed from the outset for data transmission and incorporate reliability and security features of critical importance to users, including: (1) rapid data delivery to users 24 hours a day requiring no end-user action; (2) automatic roaming capabilities among different geographical areas through unified national networks at no additional cost; (3) fully encrypted two-way communication providing data reliability and security; (4) information storage and forwarding when a user logs on (messages are retained in the system until confirmation of receipt); (5) continuous network monitoring with minimum power consumption; and (6) extensive user capacity. Other networks are being developed, modified or expanded to compete with the packet radio networks, including overlays to cellular networks (known as CDPD), expansion of paging systems to encompass two-way communications and other new networks. To date, these alternative data communications networks offer only limited coverage, service and availability.

     In addition to the United States, packet radio networks are becoming more established in Asia-Pacific countries where traditional telephone land lines are often economically and geographically impractical and telephone service may be non-existent, or spotty at best. Singapore Telecommunications ("Singtel"), the largest network in Asia, and Telstra Corporation Limited ("Telstra"), the dominant Australian network, have established packet radio networks in their regions as an alternative to land line data communications.
 Other countries without extensive land line telephone systems are also exploring establishing packet radio networks.

     With the establishment of the packet radio networks by the mid-nineties and with cellular phones increasingly commonplace, many industry observers have predicted rapid expansion of wireless data communications. Sales of wireless computing products, however, have continued to lag far behind sales of cellular phones, in large part because end-users have been frustrated by problems resulting from the difficulties of integrating wireless tools, a wireless network gateway and corporate network and related systems. Unlike cellular phones, for which the integration of technology has been virtually transparent to users and the operation identical to traditional wireline phones, to date, wireless data products have required sophisticated programming to integrate computer hardware to wireless network gateways to corporate networks. Except for users of high-price custom systems, prospective users of wireless computing solutions have had few assurances of operational reliability. Recently, however, several larger computer systems integrators, such as IKON Office Solutions, Inc. ("IKON") and others, have established reputations for integrating the hardware, software and wireless network links for wireless data communications at reasonable cost with performance guarantees. E.Com believes that advances in systems integration will continue to reduce operational glitches in wireless data communications.

     Finally, most wireless computing tools have been paging devices or laptop or handheld computers modified to become wireless. Although Norand, Telxon and Symbol Technologies produce integrated high-performance, custom systems, their products are generally priced at between $3,000 and $6,000 per unit and therefore have not enjoyed wide-spread market penetration. Several companies such as Motorola WDG, Ericsson, U.S. Robotics and Socket Communications provide PC card products that enable wireless messaging and paging features in laptop or handheld computers. Although operational as an add-on or accessory, the wireless features typically have operational deficiencies such as short battery life or software integration issues that frustrate most mobile computer users. Laptop computers, although available at dramatically reduced prices in the last few years, also have drawbacks with respect to size, weight, ease of use and lack of durability. Similarly, handheld personal computers have in recent years become increasingly powerful; however, PC card wireless modems that provide wireless connectivity generally occupy a critical expansion slot usually needed for extra memory or application plug-ins. Consequently, the wireless mobile computing market has not had available an affordable end-user product designed and engineered specifically as a wireless computing device.

THE E.COM SOLUTION

     E.Com's products are wireless communications devices that primarily rely on the computing power and memory of corporate computer networks. This mobile platform optimizes performance and minimizes costs by reducing memory requirements and eliminating the need for a hard drive contained in the devices. E.Com's products offer its customers the following advantages:

- SEAMLESS INTEGRATED WIRELESS CONNECTIVITY. By incorporating proprietary software, integrated hardware, application software and packet radio modems, E.Com's products permit seamless integration with a wireless network, resulting in wireless communication that is as easy as using a fax machine or network-wired computer.

- REASONABLE PRICE. E.Com's products are priced from the low-end to lower-mid-range of wireless communications and wireless computing devices. For example, the Company's flagship product, the Discovery I, is generally priced at between $1,400 and $2,000 depending upon configuration,

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     components and customization.  Monthly airtime costs are not included.
     Competing wireless mobile computing devices range from $500 for radio network adapters (not including the price of the portable computer) up to $6,000 for high performance, customized products.

- E-MAIL, FAX AND INTERNET ACCESS. All of E.Com's products enable the mobile user to send and receive wireless e-mail and faxes, while the
     Discovery I      and PDxpress permit the mobile user to access and
     retrieve certain information from the Internet, corporate networks and remote databases.

- LIGHTWEIGHT, COMPACT PRODUCT. The Discovery I and Discovery II weigh 28 ounces and 26 ounces, respectively. Each product measures 4.3" x 7.3" x 1.4," or slightly larger than a typical handheld personal computer, and is about twice as thick as typical handheld computers. The Discovery I opens to allow access to a full keyboard and backlighted screen with touch screen capabilities for pen-based applications. The Discovery II opens to provide only pen-based touch screen capabilities. The PDxpress is slightly larger and weighs 26 ounces (without the HP 100/200LX Palmtop computer).

- DURABLE PRODUCT DESIGN. E.Com's products are designed to withstand many of the occasional accidents that accompany mobility, such as being dropped on the floor.

- HIGHER CAPACITY AND LONGER BATTERY LIFE. E.Com's proprietary power management systems, including power save mode, enable its products to (1) use less energy for functions; (2) extend the capacity of the batteries for up to 30 hours without recharging; and (3) increase the life of the battery, reducing significantly the need for costly battery replacements.

     The following table summarizes key features of the Company's products:


          FEATURE           DISCOVERY I        PDXPRESS       DISCOVERY II
          -------           -----------   ------------------  ------------
Windows-based operating         X                                    X
system
Wireless network capability   DataTac     DataTac or Mobitex       DataTac
Data collection applications    X
Data transfer                   X
E-mail and fax                  X                                    X
Corporate network access        X
Internet access                 X
Paging                          X                                    X
Power management                X                                    X
Power-save mode                 X                                    X
Battery life                30+ hours          30+ hours         30+ hours
                            operation          operation         operation
Resolution                480 x 320 LCD                         480 x 320 LCD
                         1/2 VGA display                      1/2 VGA display
Backlighting                   X
Durable design                 X                  X                  X
Dimensions              4.3 x 6.7 x 1.4"   7.9 x 5.2 x 1.1"   4.3 x 6.7 x 1.4"
Weight                     28 ounces      22 ounces (without      26 ounces
                                             HP100/200LX
                                               Palmtop)
Price                  $1,400 - $2,000           $895          $1,100 - $1,300


STRATEGY

     The Company's objective is to develop and market highly functional, reasonably priced, integrated, wireless mobile computing products. By incorporating modular designs in its products to facilitate customizing or upgrading its products, E.Com intends to be a low-cost producer with the ability to respond quickly to customer demand and technological and market developments in wireless
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communications.  E.Com integrates its product designs and proprietary software with components manufactured by leading technology companies to produce high quality communication and computing products. Key elements of E.Com's strategy are as follows:

- OPTIMIZE COMPUTING AND COMMUNICATION PERFORMANCE E.Com has designed its products to provide flexible mobile computing functions at a significantly lower price than products with comparable features. E.Com's products require less processing power than laptop computers because intensive computing functions are performed by a remote server connected through the wireless network; therefore, E.Com's products are lighter weight and lower cost than laptops equipped with a wireless modem. E.Com believes that this approach will significantly expand the market for wireless mobile computing products. E.Com's products are designed to provide the user with high-demand features, such as the ability to send and receive e-mail and faxes and access and retrieve certain information from the Internet, corporate networks and remote databases.

- EMPHASIZE COST-EFFECTIVE WIRELESS SOLUTIONS. E.Com's modular component design simplifies and reduces the cost of incorporating enhancements and upgrades to software or critical components, thereby reducing the risk of early product obsolescence. In addition, modular design allows E.Com to customize its products at reasonable cost for volume purchasers of its products. This modular design reduces manufacturing costs and allows the Company to respond quickly to changes in market conditions without the need to completely redesign its products. E.Com uses contract manufacturers to fabricate and assemble its products so as to avoid the investment in facilities, equipment and personnel.

- EXPAND MARKET BY PROVIDING INTEGRATED WIRELESS SOLUTIONS. Most wireless mobile computing devices available today fail to provide seamless wireless connectivity. While high performance, customized wireless computing products provide excellent wireless connectivity, E.Com believes that such devices have not enjoyed widespread acceptance by business customers due to the high price (generally $3,000 per unit or higher) of highly functional products and the poor product functionality of lower-priced products. E.Com's products, and the Discovery I in particular, bridge that gap to provide mobility and highly-functional connectivity at a reasonable price. E.Com believes that lower-priced wireless computing devices with reliable wireless connectivity will significantly expand the market for wireless mobile computing products.

- OFFER CUSTOMER SUPPORT SERVICE. Users of laptop or handheld computers have faced significant challenges in integrating the software, hardware and wireless technology necessary to achieve reliable wireless operation.
     E.Com has designed its products to provide seamless wireless connectivity by integrating the features of its products with an advanced wireless radio modem. Further, E.Com is able to provide single-source technical support to end-users to solve problems relating to its products' software, hardware or radio modems.

- TARGET MOBILE TIME-SENSITIVE APPLICATIONS. E.Com has targeted its products at industries with mobile employees with time-sensitive information requirements. Likely users include field sales and services, public safety, health care, financial services and delivery and courier services. E.Com's products, and the Discovery I in particular, are designed for such users who may be dependent on rapidly changing mission-critical data or who operate in rapidly changing environments. For such users, the fast response capabilities of E.Com's wireless products are crucial.

- ESTABLISH STRATEGIC ALLIANCES TO CREATE DISTRIBUTION CHANNELS. The Company has established strategic alliances to enhance its product marketing efforts with leading participants in the wireless data communications markets, including ARDIS, the largest packet radio network in the United States, and Motorola WDG, the largest supplier of packet radio modems. All of E.Com's wireless products are equipped with a Motorola WDG radio modem. The Company is also pursuing alliances with the largest wireless computer systems integrators as well as other distribution arrangements with software vendors and distributors. The Company believes these alliances and

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     relationships will enable it to take advantage of the superior distribution systems, financial resources and market presences of these companies in establishing and eventually maintaining E.Com's products in the wireless data industry.

SALES AND MARKETING

     E.Com's portable products are targeted at mobile users who require fast reliable access to data in time-sensitive environments, such as field sales and service, public safety, health care, financial services and delivery and courier services. Targeted likely users of the Company's products are away from their offices at least 20% of the time and have information processing and transmission requirements that extend beyond the capabilities of standard cellular phones and pagers, but require less memory and processing capabilities than standard laptop or handheld personal computers.

     E.Com's sales and marketing activities are focused primarily on two geographic regions, the United States and the Asia-Pacific countries of Singapore, Australia, Malaysia, Hong Kong, Korea and Japan. As described above, these regions have (or will soon have) operational packet radio networks and E.Com believes that many businesses and mobile employees in these markets want affordable, reliable, easy to use wireless products.

     The Company has established strategic relationships with leading participants in the wireless data communications markets and is pursuing alliances with the largest systems integrators as well as other distribution arrangements with independent software vendors and distributors. Important distribution channels for E.Com are the packet radio network operators, such as ARDIS and RAM Mobile Data in the United States, Singtel in Singapore, Hanse Telecom in Korea and Telstra in Australia. The packet radio network operators, with substantial available capacity and facing increasing competition, are willing to promote and distribute E.Com's products in conjunction with promoting their own networks. All of E.Com's products have been designed to operate on DataTac networks, the worldwide Motorola standard. Currently, only the PDxpress can also be configured for the RAM Mobile Data network in the United States. RAM Mobile Data operates on Mobitex, an Ericsson worldwide network standard similar to DataTAC. The Company has plans to incorporate Mobitex radio modems into its Discovery I and Discovery II products in the future.

     E.Com is working with systems integrators such as IKON, to develop joint promotion, distribution and representation arrangements for its Discovery I and Discovery II products, as well as independent software vendors to develop other distribution channels for these products. The Company has also established relationships with authorized resellers of Hewlett Packard handheld personal computer products to resell E.Com's PDxpress products.

     To further strengthen its position in the market, E.Com has entered into an agreement with Motorola WDG in which Motorola WDG has agreed to provide wireless radio modems for the Company's products. Motorola WDG has also agreed to undertake joint product and business development and marketing activities such as distributor training and advertising. The agreement is terminable without cause by either party on ten day's notice. If the agreement is terminated by Motorola WDG, there can be no assurance that the Company will be able to obtain substitute radio modems on favorable terms or on a timely basis. E.Com also plans to establish a focused direct sales force to market its products to distributors of communications products and mobile computer professionals within major corporate accounts to create product awareness, assist in product evaluations, and provide ongoing education and support.

     E.Com's marketing activities to date have been to position the Company as a manufacturer of reasonably priced, integrated wireless mobile computing products and to create product awareness. E.Com intends to expend significant resources to create end user demand, establish brand name recognition and provide reseller support. As of December 15, 1997, the Company had two and a half persons in sales, marketing and support. The Company intends to increase its sales and marketing activities by adding two additional personnel and increasing promotional activities.

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     Consistent with industry practice, the Company expects to provide its distributors with stock balancing and price protection rights which permit these distributors to return slow moving products to the Company for credit and price adjustments and for inventories of the Company's products held by distributors if the Company lowers the price of those products. Actual returns and price protection may have a material adverse effect on future operating results, particularly since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition. The Company expects its agreements with its distributors will generally have terms of one to two years with automatic renewal provisions and typically provide for the termination of the agreement by either party upon 60 to 90 days notice.

MANUFACTURING

     E.Com is establishing internal procurement, materials resource planning, incoming test and battery conditioning, parts kitting, and final test procedures in its facilities, while outsourcing all printed circuit board fabrication, board assembly and final integration. E.Com has contracted with CB-RAM Electronics of Beaverton, Oregon for the initial manufacture of the PDxpress and Discovery I, and Millennium Technology Services of White City, Oregon for the higher volume manufacturing of the Discovery I. The Company expects to enter into written agreements with these and possibly other manufacturers, to provide for written warranties, service, and other terms of the manufacturing arrangement. In July 1997, Millennium Technology Services filed a voluntary petition for Chapter 11 bankruptcy. While the Company expects Millennium Technology Services to continue to meet its needs, it is exploring alternative manufacturers for its Discovery I product and believes it would require approximately two to four weeks to commence production with another manufacturer, if necessary.

COMPETITION

     The Company competes directly with established manufacturers of high-end wireless mobile computing products, including Norand, Telxon and Symbol Technologies, all of which have substantially greater financial, technical and other resources than the Company Such companies have high volume manufacturing and extensive marketing and distribution capabilities and may succeed in establishing technology standards or strategic alliances in the data communications or mobile computer market, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage.
The Company competes indirectly with other established manufacturers of wireless PC modem products, including Ericsson and U.S. Robotics.

     The Company also faces competition from companies that manufacture pagers (including Motorola WDG, Research in Motion and Socket Communications) or offer extended paging services and paging networks. Such companies may seek to expand the capabilities of the paging networks to match or exceed the capabilities of the packet radio networks. The Company also faces competition from alternative methods of downloading information into a mobile computer, primarily over telephone lines. In addition to competition from companies that offer wireless data communications devices, the Company could face competition from companies that offer alternative wired or wireless communications solutions, or from large computer and network equipment companies.

     The overall market for communications products is increasingly competitive, and the Company expects competition in each of its market areas to intensify. There can be no assurance that the Company will be able to compete successfully against existing and new competitors as the market evolves and the level of competition increases. See "Risk
Factors--Competition and Technological Advances."

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

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     E.Com has developed power and battery management systems, software to integrate such systems and other components to enhance its ability to develop new hardware and software products quickly, to offer products which run on multiple host platforms and to manufacture and package products at low cost. The Company has also developed a software development kit for Windows 3.1 or PenRight! applications which is used to reduce product development time and maximize platform independence.

     In June 1997 the Company was granted a design patent for its PDxpress compact docking station. The Company's utility patent for the PDxpress is currently under consideration. Otherwise, the Company relies on unpatented proprietary technology and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. To protect its rights in these areas, the Company requires all employees and most consultants, advisors and collaborators to enter into assignment of invention and nondisclosure agreements. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. The Company has had no experience in enforcing its confidentiality agreements. See "Risk Factors--Limited Protection of Proprietary Technology, Infringement on Competitors' Patents."

GOVERNMENT REGULATION

     The Company is subject to various Federal Communications Commission ("FCC") regulations. The Company has received certification that its products comply with certain FCC regulations, and the Company's wireless communications products operate at frequencies based upon these regulations. Current FCC regulations permit license-free operation of certain FCC-certified wireless products; however, there can be no assurance that licensing will not be imposed by the FCC or if imposed, that the Company would meet the requirements of such a licensing scheme. In addition, the Company's products are dependent on the availability of certain wireless communications frequencies. However, due to recent and ongoing auctions by the FCC of frequencies for use by communications infrastructures and products and changes in the allocation of available frequency spectrum, the future of remote wireless communications is highly volatile. There can be no assurance the Company will be able to adapt its products on a timely and cost-effective basis to adapt to this changing environment.

EMPLOYEES

     As of December 15, 1997, E.Com had twelve full-time employees and three part-time consulting or contract employees. E.Com is actively seeking additional qualified personnel where appropriate. The Company's employees are not subject to any collective bargaining agreements and management regards its relations with employees to be good. See "Risk Factors--Dependence on Key Personnel."

                                    RISK FACTORS

     THE INFORMATION SET FORTH IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND ELSEWHERE IN THIS FORM INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND INFORMATION APPEARING ELSEWHERE IN THIS FORM.

     UNCERTAIN MARKET ACCEPTANCE OF E.COM'S PRODUCTS. The Company is currently focusing on developing and delivering wireless data products for the specific needs of mobile users in a number of market segments with time-sensitive information requirements, including field sales and service, public safety, financial services and delivery and courier services. The Company believes that reliance by such market segments on full performance laptop or notebook computers to communicate limited amounts of data incurs unnecessary costs. However, there can be no assurance the Company will be able to convince these market segments of the relative benefits of its wireless products, that such products will gain widespread commercial acceptance or that adoption of such products will drive increased purchases. In addition, due to the unique nature of such products, which combine certain technologies and features of packet radio and mobile computing, the Company believes it will be required to incur significant expenses for sales and marketing, including advertising, to educate potential customers.

     The mobile computer market represents only a small percentage of the installed base of personal computers, and there can be no assurance that the mobile computer market will continue to grow. Because all of the Company's products are used in mobile computing applications, the Company's future operating results would be materially adversely affected by any reduction in the rate of growth of the mobile computer market. See "Business--Industry Overview."

     DEVELOPMENT STAGE ENTERPRISE; EXPECTATION OF LOSSES; NEGATIVE CASH FLOWS. The Company was founded in April 1996 and, as a development stage enterprise, has not yet generated significant revenues from product sales.
As of September 30, 1997, the Company had an accumulated deficit since inception of $1,956,075. The Company expects to continue to incur substantial losses and negative cash flow at least through most of 1997 and possibly thereafter. There can be no assurance that the Company will become profitable or cash flow positive at any time in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Operating results will depend, in part, on matters over which the Company has no control, including, without limitation, competition, technological and other developments in the wireless communications and computing industries and general economic conditions. See "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EMERGING MARKET FOR WIRELESS MOBILE COMPUTING PRODUCTS. The market for wireless mobile computing products is only beginning to emerge, and there can be no assurance that it will develop sufficiently to enable the Company to achieve broad commercial acceptance of its products. It is difficult to predict the rate at which this market will grow, if at all, because this market is relatively new. There are competing technologies and current and future competitors are likely to introduce a variety of competing wireless mobile computing solutions. If the wireless mobile computing market fails to grow, or grows more slowly than anticipated, the Company's business, operating results and financial condition will be materially adversely affected. Although the Company intends to conform its products to meet emerging standards in the wireless mobile computing market, there can be no assurance that industry standards will emerge or, if they become established, that the Company will be able to conform to these new standards in a timely fashion.

     CAPITAL REQUIREMENTS. The Company's capital requirements will depend on many factors, including, but not limited to, the costs and expense of commercializing its products, and the market acceptance and competitive position of its products. There can be no assurance that the Company will be able to obtain financing, or that if it is able to obtain financing, it will be able to do so on satisfactory terms or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities, shareholders may experience additional dilution and such securities may have rights or preferences senior to those of the Common Stock. Moreover, if adequate funds were not available to satisfy the Company's short-term or long-term capital requirements, the Company would be required to limit its operations significantly. See "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON PRODUCT DEVELOPMENT; PRODUCT DEFECTS. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and short product life cycles. Accordingly, the Company's success will be substantially dependent on a number of factors, including its ability to identify emerging trends in the wireless mobile computing field, enhance its products by adding features to provide a more complete solution and differentiate its products from those of its competitors, maintain a competitive price performance ratio in its products and bring products to market quickly. Given the emerging nature of the wireless mobile computing market, there can be no assurance that the Company's products or technology will not be rendered obsolete by alternative technologies. Further, short product life cycles expose the Company's products to the risk of obsolescence and require frequent new product introductions. If the Company is unable to develop or obtain access to advanced wireless mobile computing technologies as they become available, or is unable to design, develop, contract for the manufacturing of and introduce competitive new products on a timely basis, its future operating results will be materially adversely affected. Any significant delays in the design, development, manufacture or shipment of new or enhanced products would also materially adversely affect the Company's results of operations.

     The markets for mobile computers and their peripherals and for wireless mobile computing products are extremely competitive and characterized by rapidly advancing technology, frequent changes in user preferences and frequent product introductions. The future success of the Company will depend in large part on its ability, and that of its strategic partners, to keep pace with advances in software and hardware technologies for wireless mobile computing. There can be no assurance that the Company will be able to respond effectively to these technological changes or to new product introductions by others.

     Although the Company performs testing prior to new product introductions, the Company's hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, the Company may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require the Company to recall previously shipped products to make design modifications or cause unfavorable publicity, any of which could have a material adverse effect on the Company's operating results.

     PACKET RADIO NETWORKS FAIL TO GAIN MARKET ACCEPTANCE. The Company's products are designed to operate on the worldwide DataTAC and Mobitex packet radio networks, and operate on the FCC-approved frequencies for messaging technologies in the United States. New competitive wireless technologies, such as Cellular Digital Packet Data ("CDPD") in the United States and Global System for Mobile Communications Packet Radio Service ("GSM-GPRS") in Europe, being developed by various market participants are not compatible with the DataTAC or Mobitex packet radio networks and may be at different frequencies.
 If these new technologies succeed, carriers may cease to support DataTAC and Mobitex, and, while the Company expects to be able to upgrade its radio modems as necessary, there is no assurance that the Company will be able to develop future products based upon these new technologies. In addition, such developments could significantly affect the Company's operations by diverting the Company's efforts or increasing the opportunity for additional competition.

     COMPETITION AND TECHNOLOGICAL ADVANCES. The overall market for communications products is increasingly competitive, and the Company expects competition in each of its market areas to intensify. Wireless mobile computing products are currently available in the market, although at prices significantly higher than the Company's targeted prices. The Company's products compete directly with those of established manufacturers of high-end wireless mobile computing products, including companies such as Norand Corporation ("Norand"), Telxon Corporation ("Telxon") and Symbol Technologies, Inc. ("Symbol Technologies"), all of which have substantially greater financial, technical and other resources than the Company. The Company also competes indirectly with other established manufacturers of wireless PC modem products, including Ericsson, Inc. ("Ericsson") and U.S. Robotics Corporation ("U.S. Robotics"). If another wireless mobile computing product competitive to the Company's products were introduced prior to the Company's products and acquired significant market share, the Company's business could be adversely affected.

     The Company also faces competition from companies that manufacture pagers (including Motorola, Inc. ("Motorola"), Research in Motion Limited ("Research in Motion") and Socket Communications, Inc. ("Socket Communications")) or offer extended paging services and paging networks. Such companies may seek to expand the capabilities of the paging networks to match or exceed the capabilities of the packet radio networks. The Company also faces competition from alternative methods of downloading information into a mobile computer, primarily over telephone lines.

     In addition to competition from companies that offer wireless data communications devices, the Company could face competition from companies that offer alternative wired or wireless communications solutions, or from large computer and network equipment companies. The Company's business plan does not, at this time, envision its products becoming available as consumer electronics products; however, if products similar to the Company's products were to become the focus of the consumer electronics industry, the Company would then have to compete with companies that dominate that industry such as Casio Inc., Compaq Computer Corporation, and NEC America Inc.

     The Company's competitors and potential competitors have substantially greater financial, marketing, technical and other resources than the Company and may succeed in establishing technology standards or strategic alliances in the wireless mobile computing market, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. There can be no assurance that the Company will succeed in developing products or technologies that are more effective or better accepted in the market than those developed by its competitors. In addition, there can be no assurance that the Company's competitors will not succeed in developing wireless mobile computing products that would render the Company's products and proposed products obsolete. The Company will also be competing with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which the Company has limited or no experience. Increased competition, direct and indirect, could materially adversely affect the Company's revenues and profitability through pricing pressure and loss of market share. There can be no assurance that the Company will be able to compete successfully against existing and new competitors as the market evolves and the level of competition increases. See "Business--Competition."

     LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; INFRINGEMENT ON COMPETITORS' PATENTS. Except for a design patent granted for its compact docking station, the Company relies on unpatented proprietary technology. Third parties could develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. The Company has filed, and intends to continue to file, applications as appropriate for patents covering its products; however, there can be no assurance that patents will issue from any of its pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's technology. Furthermore, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Since United States patent applications are maintained in secrecy until patents issue, and since the publication of inventions in technical or patent literature tend to lag behind such inventions by several months, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications, that it was the first to file patent applications for such inventions or that the Company is not infringing on the patents of others. The Company has also trademarked some of its proprietary product names and logos and claims copyright protection for its proprietary software.

     Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful. There can also be no assurance that third parties will not assert intellectual property infringement claims against the Company. Litigation may be necessary to enforce the Company's patents, trademarks, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. The defense and prosecution of such patent suits could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and results of operations regardless of the final outcome of such litigation. This is particularly true in foreign countries where the expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require the Company and others to cease selling its products, or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms, or at all. Moreover, if claims of infringement are asserted against future co-development partners or customers of the Company, those partners or customers may seek indemnification from the Company for damages or expenses they incur.

     To protect its rights, the Company requires all employees and most consultants, advisors and collaborators to enter into assignment of invention and nondisclosure agreements. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. To date, the Company has had no experience in enforcing such agreements. See "Business--Intellectual Property and Proprietary Rights."

     DEPENDENCE ON FUTURE COLLABORATIONS; DEPENDENCE ON THIRD PARTIES. The Company's strategy for the manufacture of existing and proposed products and distribution of its products includes entering into manufacturing contracts, supply contracts and/or distribution agreements with participants in various segments of the wireless mobile computing markets. The Company's success will depend not only on the Company's continued relationships with these parties, but also on its ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. The Company believes that, in particular, relationships with application software developers and systems integrators are extremely important in creating commercial uses for the Company's products necessary to achieve growth.
There can be no assurance that the Company will be able to negotiate such alliances on acceptable terms, if at all. See "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

     The Company will rely significantly on its distributors and resellers for the marketing and distribution of its products. The Company's agreements with distributors and resellers, in large part, will be non-exclusive and may be terminated on short notice by either party without cause. The Company's distributors and resellers will not be within the control of the Company, will not be obligated to purchase products from the Company and may represent other lines of products. These distributors and resellers may give higher priority to the sale of other products, which could include products of competitors. A reduction in sales effort or discontinuance of sales of the Company's products by its distributors and resellers could lead to reduced sales and could materially adversely affect the Company' operating results. The Company may be unable to recruit distributors and resellers in the future. Moreover, the distribution industry has been characterized from time to time by financial difficulties experienced by resellers and distributors. Any such problems could lead to reduced sales and could materially adversely affect the Company's operating results.

     RELIANCE ON THIRD PARTY CONTRACT MANUFACTURERS AND COMPONENT SUPPLIERS. The Company subcontracts the manufacture of substantially all of its products to independent, third party contract manufacturers on a sole source basis, but it expects to engage additional sources in the future. E.Com has contracted with CB-RAM Electronics of Beaverton, Oregon for the initial manufacture of the PDxpress and Discovery I, and Millennium Technology Services, Inc. ("Millennium Technology Services") of White City, Oregon for the higher volume manufacturing of the Discovery I. The Company performs the final product testing on a sampled basis at its Beaverton, Oregon facility. In July 1997, Millennium Technology Services filed a voluntary petition for Chapter 11 bankruptcy. While the Company expects Millennium Technology Services to continue to meet its needs, it is exploring alternative manufacturers for its Discovery I product and believes it would require approximately two to four weeks to commence production with another manufacturer, if necessary. There can be no assurance, however, that the Company will be able to contract with an alternative manufacturer on favorable terms and on a timely basis.

     E.Com relies on sole source components including radio modems manufactured by Motorola Wireless Data Group ("Motorola WDG"), 386 chips manufactured by Advanced Micro Devices, Inc. and wireline fax/modems manufactured by Rockwell International Corporation. In addition, the Company purchases standardized commodities electronics products from a number of independent suppliers. Currently, the Company has a supply contract with Motorola WDG for the purchase of radio modems used in its products. The contract is terminable at will by either party upon ten days' notice. If this contract is terminated by Motorola WDG, there can be no assurance that the Company will be able to obtain substitute radio modems on favorable terms or on a timely basis. Certain components used in the Company's products may not be available without a long lead-time. If market demand develops for any of the Company's products, the Company may experience some delay in responding to such demand since production will be subject to time constraints inherent in obtaining the necessary components. The Company has already experienced delays in obtaining supplies of display boards and plastics for its

PDxpress and Discovery I products. There is no assurance that the Company will not experience such problems and/or delays in future production.

     Although to date the Company has generally been able to obtain adequate supplies of all components, certain of these components are purchased on a purchase order basis, and the Company does not have long-term supply contracts for many of its components. There can be no assurance that the Company will not be affected by component shortages. Although the Company's suppliers are generally large, well financed organizations, a supplier experiencing financial or operational difficulties that resulted in a reduction or interruption in supply to the Company would materially adversely affect the Company's results of operations until the Company established sufficient manufacturing supply through an alternative source. The Company's inability in the future to obtain sufficient limited source components, or to develop alternative sources, could result in delays in product introductions or shipments, which could have a material adverse effect on the Company's results of operations.

     FUTURE PRODUCT DEVELOPMENT REQUIRED. Although the Company has developed the PDxpress, Discovery I and Discovery II and is ready to manufacture PDxpress and Discovery I units, the Company will need to conduct further limited testing of the PDxpress, Discovery I and Discovery II prior to full production. There can be no assurance that the Company will be successful in developing its line of products or that the development will occur on a timely basis before competing products acquire significant market share. In addition, delays in the testing and debugging of products may delay the introduction of, or prevent the Company from introducing, new, follow-on products to the marketplace and adversely affect the Company's competitive position, financial condition and results of operations. See "Business."


     LACK OF MANUFACTURING EXPERIENCE. In order for the Company to be successful as a product or component manufacturer, its products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The Company currently has limited experience and capability to manufacture products in commercial quantities and has contracted with two electronics manufacturers for initial manufacture of the PDxpress and Discovery I. The Company is establishing internal procurement, materials resource planning, incoming test and battery conditioning, parts kitting and final test procedures in its facilities to better manage its capacity and reduce costs; however, it outsources all printed circuit board fabrication, board assembly and final integration. There can be no assurance that the Company will meet its manufacturing targets as expected or that it will be able to obtain its objective of reducing costs while achieving high volume development. See "Business--Strategy" and "--Manufacturing."

     CONTROL BY EXISTING SHAREHOLDERS. Currently, the Company's executive officers, directors and 5% shareholders and their affiliates beneficially own approximately 38.6%, of the Company's outstanding shares of Common Stock. Accordingly, these individuals will have the ability to influence the election of the Company's directors as well as significant corporate matters requiring approval by the shareholders of the Company. Such concentration of ownership and the lack of cumulative voting also may have the effect of delaying or preventing a change in control of the Company.

     DEPENDENCE ON KEY PERSONNEL. The Company's development and operations to date have been, and are expected in the immediate future to be, substantially dependent on the services of its President and Chief Executive Officer, William F. Stephens. The loss of Mr. Stephens' services could materially and adversely affect the Company's business prospects. The Company is also dependent on the continued service of certain other key management as well as its hardware and software engineering personnel, the loss of whose services could significantly delay the achievement of the Company's planned development objectives. The Company has not purchased key man life insurance on any of its personnel. Achievement of the Company's business objectives will require substantial additional expertise in the areas of technology, finance, manufacturing and marketing. The Company is actively seeking additional qualified personnel. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract and retain the additional highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business and results of operations. See "Business--Employees."

     REGULATION. The Company is subject to various FCC regulations. Current FCC regulations permit license-free operation of certain FCC-certified wireless products. There can be no assurance that licensing will not be imposed by the FCC or if imposed, that the Company would meet its licensing requirements. The Company's products comply with certain FCC regulations, and the Company's wireless communications products operate at frequencies based upon these regulations. Due to recent and ongoing auctions by the FCC of frequencies for use by communications infrastructures and products and changes in the allocation of available frequency spectrum the future of remote wireless communications is highly volatile.

     POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS. The Company's Bylaws contain certain procedural requirements that could have the effect of delaying the ability of some shareholders to bring matters before a meeting of the shareholders or to nominate directors. In addition, certain provisions of Oregon law could have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Registrant's Securities to be Registered--Provisions Affecting Acquisitions and Business Combinations."


     ABSENCE OF DIVIDENDS. The Company has not paid cash dividends since its inception. The Company currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Company's Articles of Incorporation and Bylaws, the payment of dividends is subject to the discretion of the Company's Board of Directors and any terms and conditions imposed by law.


     REDEMPTION OF WARRANTS. As described in greater detail elsewhere in the Form, outstanding Warrants are subject to redemption at $0.25 per Warrant on 30 days written notice at any time the Common Stock closes at at least $5.00 per share as reported by the OTC Bulletin Board for each of ten consecutive trading days immediately preceding the date of the notice of redemption. In the event the Company exercises the right to redeem the Warrants, a holder will be forced either to exercise the Warrants or accept the redemption price. See "Description of Registrant's Securities to be Registered-- Unit Warrants."

     CURRENT PROSPECTUS AND BLUE SKY REGISTRATION REQUIRED TO EXERCISE THE WARRANTS. Purchasers of Units will be able to exercise the Warrants included therein only if a current prospectus relating to the Common Stock underlying such Warrants is then in effect, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the states in which such holders of the Warrants reside. The value of the Warrants may be impaired if a current prospectus covering the Common Stock issuable upon exercise of the Warrants is not kept effective, or if such Common Stock is not qualified or exempt from qualification in the states in which the holders of Warrants reside.

ITEM 2.  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

Statement of Operations Data:

                                                                                           Period from
                                                                                          April 4, 1996
                                                  Period from                               (date of
                                              April 4, 1996 (date    Nine months ended    inception) to
                                               of inception) to        September 30,      September 30,
                                               December 31, 1996           1997                1997
                                              -------------------    -----------------    -------------
                                                                        (Unaudited)        (Unaudited)
Sales ....................................                    --                1,650             1,650
Loss from operations .....................               563,688            1,370,047         1,933,735
Loss before provision for income taxes ...               567,210            1,388,865         1,956,075
Loss from operations per common share ....                 (1.50)                  --             (1.12)

Balance Sheet Data:

                                              As of December 31,   As of September 30,
                                                     1996                  1997
                                              ------------------   -------------------
Total Assets .............................              136,019               927,190
Working Capital (Deficit) ................             (298,871)              245,310
Total Long-Term Obligations, less Current
Maturities ...............................                                     11,650
Total Shareholders (Deficit) Equity ......             (195,825)              433,669

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS

OVERVIEW

     The Company commenced operations in April 1996 and then acquired key product designs and technologies from EnBloc. Since its formation, the Company has been in the development stage with its principal activities consisting of assembling a qualified technical and executive management team, continuing the development of its products, commencing pre-introduction marketing activities and raising capital. The Company has generated no significant revenues and has incurred substantial losses since its inception.
 The Company expects to continue to incur significant losses in 1997.

     The Company expects revenues to be derived primarily from the sale of its wireless mobile computing products. The Company does not expect to have any significant revenues until late 1997 at the earliest. The Company expects to continue development of its products through 1997 and thereafter to continue development of enhancements, upgrades, software and other new products. Future revenues, profits and cash flow will depend primarily on market acceptance of wireless communications through the packet radio networks, acceptance of the Company's products, competition and other factors. See "Risk Factors."

PLAN OF OPERATION

     During December 1997, the Company plans to commence commercial production and shipment of its first three products. The Company intends to purchase certain manufacturing, tooling and test equipment to support its move to commercial production. In addition, the Company expects to add to its engineering, marketing and sales staff to support its shift into commercial product sales. During 1998, the Company expects to invest in continuing development of enhancements, upgrades and software for its current products as well as developing additional new products.

RESULTS OF OPERATIONS AND GOING CONCERN

     The Company is in the development stage and has not generated any significant revenues. As of September 30, 1997, the Company had an accumulated deficit since inception of $1,956,075. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses since inception have consisted primarily of payments to engineering consultants, payments of salaries and fringe benefits of employees and purchase of engineering parts and materials.
 To date, the Company has expensed all such costs. Research and development expenses from inception to September 30, 1997 were $989,378. The Company expects research and development expenses to decline in the near-term, but this decline will be offset by higher costs incurred to support higher engineering costs as the Company begins commercial manufacturing of its initial products. Accordingly, the Company anticipates that it will devote substantial resources to product development and hiring additional personnel.

SALES, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Sales, marketing, general and administrative expenses include payroll and related costs for the Company's administrative and executive personnel, costs related to the Company's marketing and promotional efforts, office lease expenses and other overhead costs, including legal and accounting costs and fees of consultants and professionals. Sales, marketing, general and administrative expenses from inception through September 30, 1997 were approximately $944,841. The Company expects sales, marketing, general and administrative expenses to increase substantially in future periods as the Company invests in marketing activities to promote its family of products and as it increases its number of employees and level of corporate and administrative activities.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has financed its operations primarily through private placements of common stock. As of September 30, 1997, amounts raised in private equity transactions, net of issuance costs, totaled $1,402,875. Through September 30, 1997, the Company had incurred an accumulated deficit of $1,956,075, of which $779,657 represented expenses of employee compensation. The Company had cash and cash equivalents of $372,232 at September 30, 1997.

     The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its product development, manufacturing, sales and marketing programs and sales growth. The Company expects its cash requirements to increase significantly each year as it expands its activities and operations to finance increased personnel costs, inventory and accounts receivable.

RECENT DEVELOPMENTS

From September through December 1997, the Company raised an additional $3.8 million in an exempt private offering. The net proceeds from this offering together with its existing cash and cash equivalent balances and anticipated revenues will enable the Company to complete production tooling and setup for both the PDxpress and the Discovery-TM-; hire additional staff in marketing, manufacturing and engineering; expand marketing, sales and applications support necessary to book initial orders for these products; initiate development on next generation products; and provide working capital as the Company experiences revenue growth. The Company expects that cash raised from the recent offering together with anticipated revenues will fund the Company for at least the next nine to twelve months.. See "Risk Factors--Capital Requirements."

ITEM 3.  PROPERTIES

     E.Com currently leases approximately 6,200 square feet of combined use office, testing and warehouse space at 7737 SW Cirrus Drive in Beaverton, Oregon. The lease term is three years and expires in September 1999. The Company believes that the current facilities are adequate but that it will require additional space in the Spring of 1998 to accommodate planned growth. The Company anticipates that additional space will be available on reasonable terms if needed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 15, 1997 by (i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock ("Principal Shareholder"); (ii) each of the Company's directors; (iii) the Named Executive Officer; and (iv) all executive officers and directors of the Company as a group.

                                             Shares Beneficially Owned(1)
                                            -----------------------------
Name                                           Number        Percent(2)
----------------------------------------    -----------    --------------
Paulson Investment Company Inc. ........       290,000              12.2
Barclay Armitage .......................       250,000              10.5
Steven A. Larson(3) ....................       211,667               8.8
William F. Stephens(4) .................       103,334               4.3
James M. Sapp(5) .......................        55,000               2.3
Lawrence C. Neitling ...................        12,500               *
Max E. Toy(6) ..........................         5,000               *
Jonathan D. Birck ......................            --                --
Barry Rahimian(7) ......................        10,000               *
All executive officers and directors as
a group (seven persons)(8) .............       397,501              16.4

----------
* less than one percent

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days are treated as outstanding for determining the amount and percentage of Common
     Stock owned by such individual. To the Company's knowledge, each person has sole voting and sole investment power with respect to the shares shown, subject to community property laws, where applicable.

(2) Rounded to the nearest 1/10th of one percent, based on 2,375,577 shares of Common Stock outstanding and assuming no exercise of any warrants or any outstanding options.

(3) Includes 16,667 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

(4) Includes 16,667 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

(5) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

(6) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

(7) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

(8) Includes 53,334 shares issuable upon exercise of options exercisable within 60 days after December 15, 1997.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The names, ages and positions of the directors and executive officers of the Company as of the date hereof are as follows:

Name                        Age    Position
----                        ---    --------

William F. Stephens          49    President, Chief Executive Officer and
                                   Director
Jonathan D. Birck            49    Executive Vice President
Barry Rahimian               34    Vice President of Sales and Marketing
Steven A. Larson             48    Chairman of the Board and Vice President
                                   of Corporate Development
Lawrence C. Neitling         49    Director
James M. Sapp                46    Director
Max E. Toy                   49    Director

----------

     WILLIAM F. STEPHENS, a co-founder of the Company, has served as its President and Chief Executive Officer and as a Director since its formation in April 1996. From October 1995 to April 1996, Mr. Stephens was the President and Chief Executive Officer of EnBloc. Mr. Stephens was the founder and from April 1993 to October 1995 served as the President of Scientific Imaging Technologies, Inc., a developer of advanced electronic imaging devices and systems. From December 1990 to April 1993, he was President of Photonics Marketing Associates. Mr. Stephens holds a B.S. and M.S. in electrical engineering from Texas Tech University.


     JONATHAN D. BIRCK joined the Company in November 1997 as Executive Vice President. From 1984 to the present, Mr. Birck has served as President of Virtual Corporation, a manufacturer of diagnostic hearing test equipment. Virtual Corporation ceased production in December 1996. Since that time, Mr. Birck's role as President of Virtual Corporation has been to assist with the winding up of the corporation's affairs. From 1981 to 1984, Mr. Birck was President of Northwest Instrument Systems, Inc., a manufacturer of electronic test instrumentation. Mr. Birck holds a BSEE degree from Purdue University and an MSEE degree from Stanford University.


     BARRY RAHIMIAN has been Vice President of Sales and Marketing since July 1996. Prior to joining the Company, Mr. Rahimian served as Division Marketing Manager of Electro Scientific Industries, Inc. from October 1992 to June 1994, and Director of Worldwide Sales and Marketing for Scientific Imaging Technologies, Inc. from June 1994 to June 1996. Mr. Rahimian holds a B.S. in mechanical engineering from Oregon State University and an M.B.A. from Stanford University.

     STEVEN A. LARSON, a co-founder of the Company, has been Chairman of the Board since its formation in April 1996 and Vice President of Corporate Development since August 1997. From 1987 to the present, Mr. Larson has been Chairman and Chief Executive Officer of Decision Point Data, Inc., a provider of software development and data processing services.


     LAWRENCE C. NEITLING joined the Company as a director in August 1997. Since July 1997 he has been Vice President and General Manager of Grass Valley Products, a division of Tektronix, Inc., a leading producer of electronic products for television stations and cable companies. From May 1994 to May 1997, Mr. Neitling was President and Chief Operating Officer of Merix Corporation, a developer and manufacturer of high performance printed circuit boards. From 1985 until May 1994, Mr. Neitling held a series of managerial positions at Tektronix Circuit Board Division which became Merix Corporation in

May 1994.  Mr. Neitling is a graduate of Portland State
University and serves as a member of its Engineering Advisory Board.


     JAMES M. SAPP has served as a director of the Company since September 1996. Mr. Sapp is the founder and has served as Chairman of Planned Marketing Solutions of California, Inc. since April 1979. He is also the founder and has served as Chairman of Championship Sport Games Inc. since June 1987, and was the founder and Chairman of Slamma Jamma Inc. from February 1992 to January 1997. Mr. Sapp has also been a business agent for Clyde Drexler of the NBA Houston Rockets since 1993.

     MAX E. TOY joined the Company as a director in November 1996. Since 1991, Mr. Toy has been the President and Chief Executive Officer of Paladin Associates, Inc., a high-technology service business providing sales and marketing services.

     The Company's Board of Directors consists of five directors. Directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and duly qualified. The Company's 1997 Incentive Compensation Plan provides for the grant of options to directors under certain circumstances. See "Management--Benefit Plan." In accordance with the Company's Bylaws, directors may be paid for their expenses of attendance at each meeting of the Board of Directors and may be paid a fee for such attendance or a stated salary as director. Currently, non-employee directors receive 5,000 options per year for their services and for their participation at Board meetings. In addition, Mr. Larson, Chairman of the Board, serves as Vice President of Corporate Development and receives compensation from the Company for his services. All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors.

     Executive officers are elected by the Board of Directors of the Company at the first meeting after each annual meeting of shareholders and hold office until their successors are elected and duly qualified.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth compensation earned during the fiscal year ended December 31, 1996 by the Company's President and Chief Executive Officer. No executive officer received total salary and bonus during such year in excess of $100,000.

                    SUMMARY COMPENSATION TABLE

                              Annual Compensation          Long-Term Compensation
                           -------------------------    ----------------------------
Name and Principal                                      Securities Underlying
Position                   Year     Salary     Bonus    Options (#)
---------------------      ----    --------    -----    ----------------------------
William F. Stephens
President and CEO          1996     $84,000     --      50,000

OPTION GRANTS

     The following table sets forth information concerning option grants held by the Company's officers as of December 15, 1997. The Company has not issued any stock appreciation rights.

                           Number of           Percentage of
                          Securities       Total Options Granted    Exercise
                          Underlying         to Employees as of       Price         Expiration
Name                    Options Granted      December 15, 1997      Per Share          Date
--------------------    ---------------    ---------------------    ---------    ----------------
William F. Stephens             50,000                     7.5%        $3.00     July 26, 2006
                               100,000                    14.9%         3.50     August 22, 2007
Steven A. Larson                50,000                     7.5%         3.00     July 27, 2006
                               100,000                    14.9%         3.50     August 22, 2007

                           Number of           Percentage of
                          Securities       Total Options Granted    Exercise
                          Underlying         to Employees as of       Price         Expiration
Name                    Options Granted      December 15, 1997      Per Share          Date
--------------------    ---------------    ---------------------    ---------    ----------------
Jonathan D. Birck              100,000                    14.9%         3.50     November 25, 2007
Barry Rahimian                  30,000                     4.5%         3.00     January 1, 2007
                                45,000                     6.7%         3.50     August 22, 2007

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table sets forth information concerning the value of unexercised options as of December 15, 1997 held by the Company's officers. No options were exercised by the Company's officers as of December 15, 1997.

                        Number of Securities Underlying         Value of Unexercised
                             Unexercised Options                In-the-Money Options
                             At December 15, 1997              at December 15, 1997(1)
                        -------------------------------    ------------------------------
Name                     Exercisable     Unexercisable      Exercisable     Unexercisable
--------------------    -------------    --------------    -------------    -------------
William F. Stephens           16,667           133,333           $8,334          $16,667
Steven A. Larson              16,667           133,333            8,334           16,667
Jonathan D. Birck                 --           100,000               --               --
Barry Rahimian                10,000            65,000            5,000           10,000

----------
(1) Based upon the difference between the fair market value of the securities underlying the option at December 15, 1997 ($3.50 per share as determined by the Board of Directors) and the exercise price of the options.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with William F. Stephens, the Company's President and Chief Executive Officer, effective May 1, 1996, whereby Mr. Stephens receives a monthly base salary and certain benefits. Mr. Stephens' employment may be terminated by the Company at any time, for any reason upon 30 days advance written notice. If the Company terminates Mr. Stephens' employment without cause, Mr. Stephens will receive severance payments for six months, and if his employment is terminated as a result of his death or disability, he will receive any severance or disability payments to which he may be entitled under the Company's standard benefit plans then in effect. In July 1996, the Company's Board of Directors resolved that Mr. Stephens' base salary of $7,000 would increase to $9,000 commencing February 1, 1997. In addition, pursuant to an addendum to the employment agreement dated December 2, 1996, Mr. Stephens is eligible for a 1997 annual cash performance bonus of $25,000 plus an additional bonus equal to 2% of that portion of net revenue which exceeds the Company's expected goal for 1997. On August 22, 1997, the Board of Directors authorized a grant to Mr. Stephens of 100,000 incentive stock options that will vest over three years.

     On November 26, 1997, the Company entered into an employment agreement with Jonathan D. Birck, Executive Vice President, whereby Mr. Birck receives a monthly base salary of $7,500 and certain benefits. Mr. Birck's employment may be terminated by the Company at any time, for any reason upon 30 days advance written notice. If the Company terminates Mr. Birck's employment without cause, Mr. Birck will receive severance payments for three months, and if his employment is terminated as a result of his death or disability, he will receive any severance or disability payments to which he may be entitled under the Company's standard benefit plans then in effect. In connection with his employment, Mr. Brick was granted 100,000 stock options that will vest over three and half years. Mr. Birck is also eligible for a $10,000 bonus during his first year of employment based on attaining certain objectives.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into several demand notes with a principal balance of $195,000 as of December 15, 1997 with A&B Partnership and W.B. Armitage Trust, both affiliated with Barclay Armitage, a principal shareholder, in exchange for cash advances to provide working capital for the Company. All notes are term notes payable on the earlier of (i) 180 days after the Escrow Closing or (ii) February 22, 1999; and interest is payable monthly at an annual rate of 10%.

ITEM 8.  LEGAL PROCEEDINGS

     Not applicable.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     The Company has not paid cash dividends since its inception. The Company currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Company's Articles of Incorporation and Bylaws, the payment of dividends is subject to the discretion of the Company's Board of Directors and any terms and conditions imposed by law.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception (April 1996), the Company has sold and issued the following unregistered securities (all share amounts have been restated to reflect a one (1) for two (2) reverse stock split effected by the Company on August 15, 1997):


     1. In early April 1996, the Company sold 834,014 shares of Common Stock to 24 investors at prices ranging from $0.02 to $0.42 per share for aggregate cash consideration of $116,680.



     2. Between May and August 1996, the Company sold 110,170 shares of Common Stock to eight investors at a price of $3.00 per share for aggregate cash consideration of $330,501.



     3. In December 1996, the Company sold 15,000 shares of Common Stock to two investors at a price of $4.00 per share for aggregate cash compensation of $60,000.



     4. From January 1997 to July 1997, the Company sold 337,250 Units in an exempt private placement to accredited investors only. The
     Selling Agent for this private placement was Blackwell Donaldson &
     Co. Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $4.00 per Unit for aggregate cash consideration of $1,349,000. The exercise price for each such warrant is $3.50.



     5. From September 1997 to December 1997, the Company sold 1,067 Units in an exempt private placement to accredited investors only. The Selling Agent for this private placement was Paulson Investment Company, Inc. Each Unit consisted of one thousand shares of Common Stock and one thousand warrants each to purchase one share of Common Stock ("Warrant") at a price of $3,500 per Unit. The minimum subscription amount was $10,500 or 3 Units per investor. Aggregate cash consideration of $3,734,500 was received. The exercise price for each such warrant is $3.50.


     6. From time to time, the Company has issued a total of 65,000 non-qualified options to officers and directors. Each option allows the holder to purchase one share of the Company's Common Stock at exercise prices ranging from $3.00 to $3.50.

     With respect to sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Company employed no advertising or general solicitation in offering the securities. The securities were offered to a limited number of persons and the transfer thereof was appropriately restricted by the Company. All shareholders were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act, and were capable of analyzing the merits and risks of their investment and acknowledged in writing that they were acquiring the securities for investment purposes only, and not with a view toward distribution or resale. Each investor represented in writing that he/she understood the speculative nature of his/her investment.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     UNIT WARRANTS. As of December 15, 1997, the Company had issued warrants to acquire up to 1,571,093 shares of Common Stock at an exercise price of $3.50, subject to the warrant. Each Warrant entitles the holder thereof to purchase from the Company, subject to the terms and conditions set forth in the Warrant Agreement, dated as of September 1997 ("Warrant Agreement"), between the Company and TranSecurities International, Inc., warrant agent of the Company ("Warrant Agent"),one fully paid and non-assessable share of Common Stock upon presentation and surrender of a Warrant Certificate with the instructions for the registration and delivery of Common Stock filled in, at any time prior to 5:20 P.M., Pacific time, on December 31, 2002 or, if such Warrant is redeemed as provided in the Warrant Agreement, at any time prior to the effective time of such redemption, at the stock transfer office in Spokane, Washington, of the Warrant Agent or of its successor warrant agent or, if there be no successor warrant agent, at the corporate offices of the Company, and upon payment of the Exercise Price (as defined in the Warrant Agreement) and any applicable taxes paid either in cash, or by certified or official bank check, payable in lawful money of the United States of America to the order of the Company. Each Warrant initially entitles the holder to purchase one share of Common Stock for $3.50, subject to reduction by $0.01 per day for each day after the 90th day following the last day on which Warrants are sold by the Company on which a registration relating in part to the Warrants and the Common Stock obtainable on exercise thereof is not effective under the Securities Act of 1933, as amended. The number and kind of securities or other property for which the Warrants are exercisable (and the rate of reduction, if any, in the Exercise Price) are subject to further adjustment in certain events, such as mergers, splits, stock dividends, recapitalizations and the like, to prevent dilution. The Company may redeem any or all outstanding and unexercised Warrants at any time if the Daily Price has exceeded $5.00 for twenty consecutive trading days immediately preceding the date of notice of such redemption, upon 30 days notice, at a price equal to $0.25 per Warrant. For the purpose of the foregoing sentence, the term "Daily Price" shall mean, for any relevant day, the closing bid price on that day as reported by the principal exchange or quotation system on which prices for the Common Stock are reported, provided, however, that, if the principal quotation system publishes a range of bid prices, the highest closing bid price shall be used. All Warrants not exercised or redeemed prior to December 31, 2002 will automatically expire.

     The Warrants are issued subject to all of the terms, provisions and conditions of the Warrant Agreement. Reference is made to the Warrant Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities of the Warrant Agent, the Company and the holders of the Warrant Certificates. Copies of the Warrant Agreement are available for inspection at the stock transfer office of the Warrant Agent or may be obtained upon written request addressed to the Company at 7737 Cirrus Drive, Beaverton, Oregon 97008, Attention: Chief Financial Officer.

     The Company shall not be required upon the exercise of the Warrants evidenced by a Warrant Certificate to issue fractions of Warrants, Common Stock or other securities, but may make adjustment therefor in cash on the basis of the current market value of any fractional interest as provided in the Warrant Agreement.

     In certain cases, the sale of securities by the Company upon exercise of Warrants would violate the securities laws of the United States, certain states thereof or other jurisdictions. The Company has agreed to use its best efforts to cause a registration statement to continue to be effective during the term of the Warrants with respect to such sales under the Act, and to take such action under the laws of various states as may be required to cause the sale of securities upon exercise to be lawful. However, the Company will not be required to honor the exercise of Warrants if, in the opinion of the Board of Directors, upon advice of counsel, the sale of securities upon such exercise would be unlawful. In certain cases, the Company may, but is not required to, purchase Warrants submitted for exercise for a cash price equal to the difference between the market price of the securities obtainable upon such exercise and the exercise price of such Warrants.

     A Warrant Certificate, with or without other Certificates, upon surrender to the Warrant Agent, any successor warrant agent or, in the absence of any successor warrant agent, at the corporate offices of the Company, may be exchanged for another Warrant Certificate or Certificates evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Certificates so surrendered. If the Warrants evidenced by a Warrant Certificate shall be exercised in part, the holder hereof shall be entitled to receive upon surrender hereof another Warrant Certificate or Certificates evidencing the number of Warrants not so exercised.

     No holder of Warrants, as such, shall be entitled to vote, receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise of Warrants for any purpose whatever, nor shall anything contained in the Warrant Agreement be construed to confer upon the holder of a Warrant Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof or give or withhold consent to any corporate action (whether upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any merger, recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, conveyance or otherwise) or to receive notice of meetings or other actions affecting stockholders (except as provided in the Warrant Agreement) or to receive dividends or subscription rights or otherwise until the Warrants shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become deliverable as provided in the Warrant Agreement.

     If a Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company's Common Stock or other class of stock purchasable upon the exercise of the Warrants are closed for any purpose, the Company shall not be required to make delivery of certificates for shares purchasable upon such transfer until the date of the reopening of said transfer books.

     Every holder of Warrants by accepting the same consents and agrees with the Company, the Warrant Agent, and with every other holder of Warrants that:

     (a) Warrant Certificates are transferable on the registry books of the Warrant Agent only upon the terms and conditions set forth in the Warrant Agreement, and

     (b) the Company and the Warrant Agent may deem and treat the person in whose name a Warrant Certificate is registered as the absolute owner thereof (notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company or the Warrant Agent) for all purposes whatever and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

     The Company shall not be required to issue or deliver any certificate for shares of Common Stock or other securities upon the exercise of Warrants until any tax which may be payable in respect thereof by the holder thereof pursuant to the Warrant Agreement shall have been paid, such tax being payable by such holder at the time of surrender.

     REPRESENTATIVES' WARRANT. In connection with an exempt private offering, the Company issued a warrant to the Representatives thereof (the Representatives' Warrant) and reserved up to 213,400 shares of Common Stock for issuance upon exercise of the Representatives' Warrant (including the Warrants issuable upon exercise of the Representatives' Warrant). The Representatives' Warrant entitles the holder to acquire 106.7 Units equal to 10% of the number of Units sold in the exempt private offering (including Units purchased by the Representatives) at an exercise price of $3,500 per Unit. The Representatives' Warrant is exercisable at any time until December 5, 2002.

     OTHER WARRANTS. As of December 15, 1997, the Company has issued warrants to acquire up to 352,250 shares of Common Stock at an exercise price of $3.50 subject to the warrant. The warrants expire in January 1999, unless earlier redeemed. The Company may redeem the warrants, at $0.50 per warrant, upon at least 30 days prior written notice by the Company to the holders, if
(1) the Company files a registration statement with the Commission for an initial public offering of the Company's Common Stock;

(2) an initial public offering of the Company's Common Stock closes on or before the expiration of the warrants at a price of at least $4.00 per share; or (3) the Company achieves revenues of at least $4 million. The Company has also issued warrants to acquire up to 35,000 shares of Common Stock at an exercise price of $2.00 per share which will expire on the fifth anniversary after the date of the Company's initial public offering. Such warrants contain no call option.

STOCK OPTIONS

     The Company has reserved 1,000,000 shares for issuance upon the exercise of options granted under the 1997 Incentive Compensation Plan. As of December 15, 1997, the Company had stock options outstanding to purchase up to 670,000 shares of Common Stock at exercise prices ranging from $3.00 to $4.00 per share. These options were granted under the 1997 Incentive Compensation Plan. As of December 15, 1997, 76,667 options were exercisable.
 Outstanding options will vest, if at all, beginning May 1, 1997 through May 25, 2001 and will expire during the period between May 1, 2006 and November 25, 2007.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 13.1 of the Company's Bylaws (the "Bylaws"), requires indemnification of directors or officers of the Company to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The effects of the Bylaws and the Act (the "Indemnification Provisions") are summarized as follows:

     (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

     (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

     (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

     (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

     (e) The Company may advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and furnishes the company a written undertaking to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Articles of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     For information concerning the financial statements filed as part of this Registration Statement, see "Item 15. Financial Statements and Exhibits."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

     On June 27, 1997, the Company engaged the accounting firm of KPMG Peat Marwick LLP ("KPMG") as principal accountants for the period ended December 31, 1996. KPMG replaced BDO Seidman LLP ("BDO") as of the date reported above. The change in the Company's independent accountants was the result of the Company's decision to terminate their relationship with BDO. The Company solicited a formal proposal from KPMG due to KPMG's excellent reputation and expertise in high-technology start-up companies. The Company's Board of Directors approved the engagement of KPMG on June 27, 1997.

     During the most recent fiscal year, there have been no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

     BDO's report on the financial statements for the period ended November 30, 1996 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report ........................................  F-2
Balance Sheets ......................................................  F-3
Statements of Operations ............................................  F-4
Statements of Shareholders' (Deficit) Equity ........................  F-5
Statements of Cash Flows ............................................  F-6
Notes to Financial Statements .......................................  F-7

EXHIBIT INDEX


Exhibit
  No.                            Description
-----     ---------------------------------------------------------------------
  3.1     Articles of Incorporation of the Company
  3.2     Bylaws of the Company
  4.1     Form of Warrant Number One for Purchase of Common Stock
  4.2     Form of Warrant Number Two for Purchase of Common Stock
  4.3     Warrant Agreement including Form of Warrant
  4.4     Form of Warrant for Purchase of Units
 10.1     Employment Agreement between the Company and William F. Stephens
 10.2     Employment Agreement between the Company and Jonathan D. Birck
 10.3     Contract between Company and Motorola Wireless Data Group
 10.4     Agreement between Company and L.G. Zangani, Inc.
 10.5     1997 Incentive Compensation Plan
 10.6     Lease with Gateway Columbia Properties
   16     Letter from BDO Seidman, LLP Regarding Change in Certifying Accountant
 27.1     Financial Data Schedule


----------

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                                     SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               E.COM INTERNATIONAL, INC.



Date: February 5, 1998         By  /s/ William F. Stephens
                                   -----------------------------
                                   Name: William F. Stephens
                                   Title: President and Chief Executive Officer

                                FINANCIAL STATEMENTS
                                 KPMG PEAT MARWICK
                                  MARLENE ERICKSON
                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                                FINANCIAL STATEMENTS

                DECEMBER 31, 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


                    (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                            INDEPENDENT AUDITORS' REPORT


The Board of Directors
E.Com International, Inc.:

We have audited the accompanying balance sheet of E.Com International, Inc. (a company in the development stage) as of December 31, 1996, and the related statements of operations, shareholders' deficit, and cash flows for the period from April 4, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.Com International, Inc. (a company in the development stage) as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Portland, Oregon
July 18, 1997, except as to note 10                   /s/ KPMG Peat Marwick LLP
     which is as of August 15, 1997                   KPMG Peat Marwick LLP

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                                 BALANCE SHEETS

                                             DECEMBER 31,          SEPTEMBER 30,
     ASSETS                                     1996                    1997
                                             -----------           -------------
                                                                    (UNAUDITED)
Current assets:
     Cash and cash equivalents              $     16,190                372,232
     Inventories                                   8,916                307,104
     Prepaid expenses and other assets             7,907                 47,845
                                            ------------          -------------
          Total current assets                    33,013                727,181
                                            ------------          -------------
Property and equipment, net                       87,739                138,017
Intangible assets, net                             9,767                 21,242
Prepaid software royalties                            --                 40,750
Other assets                                       5,500                     --
                                            ------------          -------------
                                            $    136,019                927,190
                                            ------------          -------------
                                            ------------          -------------

     LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities:
     Accounts payable                             59,026                119,073
     Accrued liabilities                          45,818                165,725
     Notes payable to shareholder                195,000                195,000
     Contract payable                             32,000                     --
     Current portion of capital lease
       obligations                                    --                  2,073
                                            ------------          -------------

          Total current liabilities              331,844                481,871
                                            ------------          -------------

Capital lease obligations, less current
       portion                                        --                 11,650

Commitments

Shareholders (deficit) equity:
     Common stock, no par value, authorized
       10,000,000 shares; 951,684 and
       1,588,434 (unaudited) issued and
       outstanding at December 31, 1996 and
       September 30, 1997, respectively          377,181              1,752,073
       Warrants outstanding                           --                637,671
       Subscriptions receivable from sale of
          stock                                   (5,796)                    --
       Deficit accumulated during the
          development stage                     (567,210)            (1,956,075)
                                            ------------          -------------

       Total shareholders (deficit) equity      (195,825)               433,669
                                            ------------          -------------

                                            $    136,019                927,190
                                            ------------          -------------
                                            ------------          -------------

See accompanying notes to financial statements.

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                              STATEMENTS OF OPERATIONS


                                      PERIOD FROM                   PERIOD FROM
                                        APRIL 4,                      APRIL 4,
                                      1996 (DATE OF  NINE MONTHS   1996 (DATE OF
                                      INCEPTION) TO     ENDED      INCEPTION) TO
                                       DECEMBER 31,  SEPTEMBER 30, SEPTEMBER 30,
                                           1996          1997           1997
                                        ---------     ---------       ---------
                                                      (UNAUDITED)    (UNAUDITED)

Sales                                   $      --         1,650           1,650
Cost of sales                                  --         1,166           1,166
                                        ---------     ---------       ---------
          Gross profit                         --           484             484
                                        ---------     ---------       ---------
Operating expenses:
     Research and development             230,525       758,853         989,378
     Sales and marketing                   89,649       166,707         256,356
     General and administrative           243,514       444,971         688,485
                                        ---------     ---------       ---------
                                          563,688     1,370,531       1,934,219
                                        ---------     ---------       ---------

          Loss from operations           (563,688)   (1,370,047)     (1,933,735)

Other income (expense):
     Interest income                           --         4,976           4,976
     Interest expense                      (3,522)      (23,794)        (27,316)
                                        ---------     ---------       ---------

          Loss before provision for
            income taxes                 (567,210)   (1,388,865)     (1,956,075)

Provision for income taxes                     --            --              --
                                        ---------     ---------       ---------

          Net loss                      $(567,210)   (1,388,865)     (1,956,075)
                                        ---------     ---------       ---------
Net loss per share                      $   (0.63)        (1.15)          (1.82)
Shares used in computing
  net loss per share                      896,054     1,206,766       1,073,534

                                        ---------     ---------       ---------



See accompanying notes to financial statements.

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                    STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY



                                                                                Notes          Deficit
                                                                              Receivable      accumulated       Total
                                         Common stock                           from          during the     shareholders
                                   -----------------------       Warrants      sale of        development      (deficit)
                                     Shares        Amount      outstanding      stock            stage          equity
                                   ---------     ----------    -----------   ----------      -----------     ------------
April 4, 1996 (date of inception)         --     $       --            --            --               --              --

Issuance of common shares            951,684        377,181            --        (5,796)              --         371,385
Net loss                                  --             --            --            --         (567,210)       (567,210)
                                   ---------     ----------      --------       --------      -----------    ------------

Balance at December 31, 1996         951,684        377,181            --        (5,796)        (567,210)       (195,825)

Issuance of common shares and
     warrants, net (unaudited)       636,750      1,374,892       637,671            --               --       2,012,563
Payments received on receivable
     (unaudited)                          --             --            --         5,796               --           5,796
Net loss (unaudited)                      --             --            --            --       (1,388,865)     (1,388,865)
                                   ---------     ----------      --------       --------      -----------    ------------
Balance at September 30, 1997
     (unaudited)                   1,588,434     $1,752,073       637,671            --       (1,956,075)        433,669
                                   ---------     ----------      --------       --------      -----------    ------------
                                   ---------     ----------      --------       --------      -----------    ------------

See accompanying notes to financial statements.

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                              STATEMENTS OF CASH FLOWS

                                                                      Period from                       Period from
                                                                        April 4,                          April 4,
                                                                     1996 (date of      Nine months     1996 (date of
                                                                     inception) to         ended        inception) to
                                                                      December 31,      September 30,   September 30,
                                                                          1996              1997           1997
                                                                     -------------      -------------   -------------
                                                                                         (Unaudited)     (Unaudited)

Cash flows from operating activities:
     Net loss                                                           $ (567,210)     (1,388,865)       (1,956,075)
     Adjustments to reconcile net loss to net cash used
          in operating activities:
               Depreciation and amortization                                11,335          78,589            89,924
               Write off of acquired products in development                39,098              --            39,098
               Changes in operating assets and liabilities:
                    Inventories                                             (6,990)       (298,188)         (305,178)
                    Prepaid expenses and other assets                      (25,964)        (92,430)         (118,394)
                    Accounts payable and accrued liabilities               104,844         179,954           284,798
                                                                         ----------     -----------       -----------
                         Net cash used in operating activities            (444,887)     (1,520,940)       (1,965,827)
                                                                         ----------     -----------       -----------
Cash flows from investing activities:
     Capital expenditures                                                  (73,765)       (108,592)         (182,357)
     Acquisition of EnBloc assets                                          (31,543)             --           (31,543)
                                                                         ----------     -----------       -----------
                         Net cash used in investing activities            (105,308)       (108,592)         (213,900)
                                                                         ----------     -----------       -----------
Cash flows from financing activities:
     Proceeds from sale of common stock and warrants, net                  371,385       1,912,563         2,283,948
     Proceeds from issuance of notes payable to shareholders               195,000         225,000           420,000
     Repayment of notes payable to shareholders                                 --        (125,000)         (125,000)
     Principal payments under capital lease obligation                          --            (785)             (785)
     Repayment of contract payable                                              --         (32,000)          (32,000)
     Payments received on subscriptions receivable from sale of stock           --           5,796             5,796
                                                                         ----------     -----------       -----------
                         Net cash provided by financing activities         566,385       1,985,574         2,551,959
                                                                         ----------     -----------       -----------
                         Net change in cash and cash equivalents            16,190          356,042          372,232

Cash and cash equivalents at beginning of period                                --           16,190               --
                                                                         ----------     -----------       -----------
Cash and cash equivalents at end of period                               $  16,190          372,232          372,232
                                                                         ----------     -----------       -----------
                                                                         ----------     -----------       -----------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                              $   2,148           23,794           25,942
                                                                         ----------     -----------       -----------
                                                                         ----------     -----------       -----------
Supplemental schedule of noncash investing and financing activities:
     Effective May 1, 1996, the Company purchased certain
          assets of EnBloc for $63,543.  In conjunction with the
          acquisition, a contract payable was incurred as follows:
               Fair value of assets acquired                             $   63,543              --           63,543
               Cash consideration                                            31,543              --           31,543
                                                                         ----------     -----------       -----------
                    Contract payable incurred                            $   32,000              --           32,000
                                                                         ----------     -----------       -----------
                                                                         ----------     -----------       -----------
     Sale of common stock for subscriptions receivable                   $    5,796              --            5,796
     Capital lease obligation incurred for purchase of equipment                 --          14,508           14,508
     Warrants issued for partial compensation to selling agent                   --          53,241           53,241
     Note payable to shareholder converted to common stock                       --         100,000          100,000


See accompanying notes to financial statements.

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS

                                 DECEMBER 31, 1996




(1) Summary of Significant Accounting Policies

    (a) Nature of Business

The financial statements include the accounts of E.Com International, Inc. (E.Com or the Company). The Company was incorporated on April 4, 1996 as E.B.I Acquisition, Inc. and changed its name as of January 10, 1997. It is a development stage company which plans to develop, manufacture and market integrated wireless mobile computing products for the mobile computer market. Since inception the Company has primarily been engaged in product development, market development and organizational development activities.

On May 1, 1996, the Company acquired key product designs and technologies from EnBloc, Inc. (EnBloc). The acquisition was accounted for using the purchase method, and the estimated fair values of the assets purchased and liabilities assumed were recorded in the financial statements on the date of acquisition.

    (b) Cash and Cash Equivalents

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.

    (c) Inventory

Inventory, consisting principally of raw materials, parts and supplies, are valued at the lower of cost (first in, first out method) or market.

    (d) Property and Equipment

Property and equipment is stated at cost. Equipment under capital lease is stated at the present value of minimum lease payments.

Depreciation is provided using the straight line method over the following estimated useful lives:

                       Years

               Furniture and fixtures        5 to 7
               Computers and equipment       3 to 7
               Leasehold improvements        5


               (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS



Depreciation for tooling is provided using the straight-line method over the estimated useful life of the asset or the product life, whichever is shorter; generally one year.

Equipment under capital lease is amortized straight-line over five years which is the shorter of the estimated useful life of the asset or the lease term.

    (e) Intangible Assets

Intangible assets include the E.Com trademark and logo, and patents acquired in the purchase of EnBloc. These intangible assets are being amortized using the straight-line method over the three year estimated useful life of the assets.

    (f)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (g) Interim Financial Statements

The accompanying unaudited financial statements for the nine months ended September 30, 1997 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

    (h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (i)  Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. Cash and cash equivalents consist of deposits and money market funds placed with various high credit quality financial institutions.


    (j)  Net Loss Per Share

Net loss per share is computed using net loss for the period and is based on the weighted average number of shares of common stock outstanding and common equivalent shares if dilutive.


               (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS




(2) Development Stage Business and Going Concern

E.Com has been in development stage since its inception on April 4, 1996. The Company has no significant operating revenues, has accumulated a deficit during the development stage of $567,210, and has negative working capital of $298,831 at December 31, 1996. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company has initiated the following actions to address these conditions.

The Company is in the process of developing and introducing a series of integrated wireless mobile communications and computing products for the mobile computer market. Since acquiring product designs and technologies from EnBloc in 1996 (see note 3 - Business Acquisition), the Company has focused on assembling a qualified technical and executive management team, developing key modular product designs, improving battery management technology, refining manufacturing technology for mobile computing docking stations and fully integrated wireless handheld personal computers and raising capital. The Company completed a private offering of common stock and warrants during early 1997, expects to complete an additional private offering of common stock and warrants during the third quarter of 1997 and expects to generate product sales revenue during the second half of 1997. See notes 10(b) and 11.

The Company's initial products include the PDxpress, a lightweight compact docking station, and the Discovery I and Discovery II, integrated palmtop mobile computing products. These products will allow the user wireless access to files and databases via the Internet as well as corporate intranets, and to send and receive wireless e-mail and faxes, as well as order entry, status checks and remote data base queries. The Company's products are designed for the growing markets of field sales and services organizations, financial services representatives, health services providers, and the transportation industry.

               (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS




(3) Business Acquisition

The Company acquired key product designs and technologies from EnBloc, effective May 1, 1996 for a promise to pay $32,000 in cash and the assumption of certain vendor liabilities. At December 31, 1996, the Company had paid or settled substantially all of the vendor liabilities assumed from EnBloc for $31,543, and had recorded a payable of $32,000 to EnBloc. The $63,543 total purchase price was allocated to assets acquired based upon preliminary estimates of fair values as follows:

    Products in development                                $39,098
    Furniture and fixtures                                  20,169
    Computers and equipment                                  2,350
    Inventory                                                1,926
                                                           -------
         Total                                             $63,543
                                                           -------
                                                           -------

The acquired products in development were considered not to have attained technological feasibility and were expensed subsequent to the acquisition.

(4) Property and Equipment


                                                    December 31,          September 30,
                                                       1996                   1997
                                                    ------------          -------------
                                                                           (Unaudited)


    Leasehold improvements                              $ 9,928                  9,928
    Furniture and fixtures                               47,870                 49,932
    Computers and equipment                              38,486                 44,919
    Tooling                                                  --                100,097
    Equipment under capital lease                            --                 14,508
                                                        -------                -------
                                                         96,284                219,384

    Less accumulated depreciation and amortization       (8,545)               (81,367)
                                                        -------                -------
                                                        $87,739                138,017
                                                        -------                -------
                                                        -------                -------

         (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS



(5) Intangible Assets

                                                        December 31,          September 30,
                                                           1996                   1997
                                                        ------------          -------------
                                                                               (Unaudited)

         Trademark and logo                                 $12,242                21,193
         Patents and other                                      315                 8,606
                                                            -------                ------
                                                             12,557                29,799

         Accumulated amortization                            (2,790)               (8,557)

                                                            -------                ------
         Intangible assets, net                             $ 9,767                21,242
                                                            -------                ------
                                                            -------                ------

(6) Related Party Transactions

Notes payable to shareholder consists of several unsecured demand notes issued to one of the Company's principal shareholders in exchange for cash advances to provide working capital for the Company. The notes are payable on demand and interest is payable monthly at an annual rate of 10%. At December 31, 1996, the Company was current in its payment and obligations on all notes, the principal balance of the notes totaled $195,000 and accrued interest totaled $1,374.

The Company has a contract with Steven A. Larson, a significant shareholder who is also a director, for Mr. Larson to perform research and develop equity financing resources for the Company and to assist with corporate strategy and related issues. Under the contract, dated August 1, 1996, the Company will pay Mr. Larson $3,000 per month until July 31, 1997 for these services. At December 31, 1996, the Company had paid Mr. Larson a total of $9,000 pursuant to this agreement and accrued the remaining $6,000. Effective July 26, 1996, the Company granted Mr. Larson options to acquire 50,000 shares of the Company's common stock at $3.00 per share vesting one third as of May 31, 1997, 1998 and 1999, respectively.

At December 31, 1996, the Company had received common stock subscription agreements from various shareholders who had not yet paid for the shares. The amount due from these shareholders at December 31, 1996 was $5,796.

          (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS




(7) Income Taxes

The actual benefit differs from the "expected" benefit computed by applying the U.S. federal corporate rate are as follows:

                                                                            December 31,
                                                                                1996
                                                                            ------------
   Computed "expected" income tax benefit                                          (34)%
   Increases (decreases) resulting from:
        State income taxes, net of federal tax benefit                             (4)
        Increase in valuation allowance                                            38

   Actual tax benefit                                                              -- %


The tax effects of temporary differences and net operating loss carryforwards which give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:


                                                                            December 31,
                                                                                1996
                                                                            ------------
    Deferred tax assets:
         Net operating loss carryforwards                                      $200,992
         Tax basis intangible assets, due to differences
              in amortization                                                    14,548
         Accrued vacation                                                         2,373
                                                                               --------
                   Total gross deferred tax assets                              217,913
                                                                               --------

         Less valuation allowance                                              (216,326)
                                                                               --------

                   Net deferred tax assets                                        1,587
                                                                               --------

    Deferred tax liabilities:
         Property and equipment, due to differences
              in depreciation                                                     1,587
                                                                               --------
                   Total deferred tax liabilities                                 1,587
                                                                               --------


                   Net deferred tax liability (asset)                                --
                                                                               --------
                                                                               --------

           (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS




The valuation allowance for the deferred tax assets as of April 9, 1996 (date of inception) was $-0-. The net change in the total valuation allowance for the period ended December 31, 1996 was an increase of $216,326.

At December 31, 1996, the Company has a net operating loss carryforwards of approximately $524,000 to offset future income for federal and state purposes which will expire in 2011.

(8) Commitments

The Company leases office space under an operating lease which expires September 30, 1999 and leases certain office equipment under an operating lease which expires October 29, 1998. Future minimum rental commitments under the existing leases are as follows:

             Year ending December 31,
                    1997                $ 54,981
                    1998                  56,663
                    1999                  40,995
                                        --------
                         Total          $152,639
                                        --------
                                        --------

Rent expense for the period from April 4, 1996 (date of inception) to December 31, 1996 and the nine months ended September 30, 1997 was $27,489 and $48,858 (unaudited), respectively.

(9) Incentive Compensation Plan

The Company has an Incentive Compensation Plan (the Incentive Plan), under which shares of the Company's common stock may be made available to the Company's employees, officers, directors and selected non employee agents, consultants, advisors, persons involved in the sale of distribution of the Company's products and independent contractors of the Company.

          (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS




During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123), which defines a fair value based method of accounting for an employee stock option and similar equity instrument. As permitted under SFAS 123, the Company has elected to continue to account for its stock-based compensation plan under Accounting Principal Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related interpretations. Accordingly, no compensation expense has been recognized for the Plan. The Company has computed, for pro forma disclosure purposes, the value of options granted under the Incentive Plan using the minimum value method as prescribed by SFAS 123. The following weighted average assumptions for grants used in the calculation are as follows: a risk-free interest rate of 6.3%, an expected dividend yield of 0%, and an expected life of five years.

Using the minimum value method, the total value of options granted during 1996 was $78,948, which would be amortized on a pro forma basis over the vesting period of the options. If the Company had accounted for its stock-based compensation plan in accordance with SFAS 123, the Company's net loss for the period from April 4, 1996 (date of inception) to December 31, 1996 would approximate the pro forma disclosure as follows:

               Net loss:
                    As reported          $(567,210)
                                         ---------
                                         ---------
                    Pro forma            $(574,045)
                                         ---------
                                         ---------

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts and additional awards are anticipated in future years.

         (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS


The following is a summary of stock option activity:

                                                                     Weighted
                                                                      average
                                                  Number             price per
                                                of shares              share
                                                ---------            ---------
Options outstanding at April 4, 1996                   --            $      --

Granted                                           100,000                 3.00
Exercised                                              --                   --
Canceled                                               --                   --
                                                ---------

Options outstanding at December 31, 1996          100,000                 3.00

Granted (unaudited)                               475,000                 3.42
Exercised (unaudited)                                  --
Canceled (unaudited)                               25,000                 3.00
                                                ---------

Options outstanding at September 30, 1997
     (unaudited)                                  550,000                 3.35
                                                ---------
                                                ---------


Options become exercisable over a period of generally four years from the date of grant as determined by the Board, at prices generally not less than the fair market value at the date of grant. At December 31, 1996, no options were exercisable. As of December 31, 1996, the Company had reserved 500,000 shares for issuance under the Incentive Plan, with 400,000 shares available for future grant. See note 10(b).

(10) Subsequent Events

     (a) Amendment of Articles of Incorporation

On January 10, 1997, the Company amended its articles of incorporation to increase the authorized capital of the Company to 20,000,000 shares of common stock, and to change the Company's name to E.Com International, Inc.

On August 15, 1997, in conjunction with a 1 for 2 reverse stock split (see note 10(c)), the Company amended its articles of incorporation to decrease the authorized capital of the Company to 10,000,000 shares of common stock.

          (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS


     (b) Private Offerings

Beginning in February 1997, the Company conducted a private offering of the Company's common stock, offering to sell up to 350,000 investment units at a price of $4.00 per unit, generating gross proceeds of up to $1.4 million (the Offering). Each Unit consisted of one share of the Company's common stock and one warrant to purchase an additional share of common stock at a price of $8.00 per share. The warrants may be redeemed for $.50 per share under certain conditions. The Company used the services of an underwriter as a selling agent to facilitate the Offering on a best efforts basis. The underwriter was compensated by a combination of cash commissions, reimbursement of expenses and additional warrants. Through June 30, 1997, the Company had sold 306,000 units, generating gross proceeds of $1,224,000 and net proceeds of approximately $991,000 after deducting offering expenses of $233,000. At June 30, 1997, the Company also held $25,000 in cash from an Offering subscription received but not yet closed. The Company has issued 35,000 warrants to the underwriter as compensation and 15,000 warrants to previous shareholders.

In August 1997, the Company signed a letter of intent with a different underwriter to conduct another private offering of the Company's common stock (the Proposed Offering). Under the terms of the Proposed Offering, the Company has agreed to 1) effect a 1 for 2 reverse split of its common stock; 2) offer to sell 1,000 to 1,500 Units at a price of $3,500 per Unit, generating gross proceeds of up to $5.25 million; and 3) increase the number of shares reserved for its Incentive Compensation Plan by 500,000 share to 1,000,000 shares. Each Unit in the Proposed Offering will consist of 1,000 shares of the Company's common stock and warrants to purchase up to 1,000 additional shares of common stock at a price of $3.50 per share. Unexercised warrants may be redeemed by the Company at $.25 per share if certain conditions are met. In addition, the Company and underwriter have agreed to reduce the exercise price of the warrants issued in the Offering to $3.50 per share.

The Company plans to use the services of the underwriter as a selling agent to facilitate the sale of Units on a best efforts basis. In August 1997 the underwriter made an initial purchase for its own account of 90 Units from the Proposed Offering and has agreed to purchase up to 200 additional Units following completion of the private placement memorandum for the Proposed Offering. The underwriter will be compensated by a combination of cash commissions, reimbursements of expenses and additional warrants.

The net proceeds of the Proposed Offering available to the Company, if any, will be reduced by the underwriter's compensation and by other legal, accounting and administrative expenses related to the Proposed Offering. The Company intends to use these net proceeds to fund marketing, production tooling, additional product and software development, addition of personnel and expansion of facilities, repayment of debt and for working capital.

          (Continued)

                             E.COM INTERNATIONAL, INC.
                        (A COMPANY IN THE DEVELOPMENT STAGE)

                           NOTES TO FINANCIAL STATEMENTS


     (c) Stock Split

On August 15, 1997, the shareholders of the Company approved a 1 for 2 reverse stock split and the Proposed Offering. The share amounts in these statements have been restated to reflect the split.


(11)  Capital Structure

The Company has authorized 10,000,000 shares of no par value common stock with 951,684 shares outstanding at December 31, 1996. Each share of common stock is entitled to one vote.



(12) Unaudited Recent Developments



Pursuant to the Offering discussed in note 10(b), the Company has sold 31,250 units from June 30, 1997 to December 16, 1997. The Company has received approximately $112,500, net of the underwriter's commission.


Pursuant to the Proposed Offering discussed in note 10(b), the Company has sold 1,067 units as of December 16, 1997. The Company has received approximately $3,361,000, net of the underwriter's commission.